Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement Nos. 333-176245 and 333-189066 on Form S-3 and Registration Statement No. 333-144315 on Form S-8 of Spectra Energy Partners, LP of our report dated August 29, 2013, relating to the combined financial statements of the Contributed Entities as of December 31, 2012 and 2011 and for the three years in the period ended December 31, 2012 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the combined financial statements being prepared from the separate records maintained by Spectra Energy Corp and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Contributed Entities had been operated as an unaffiliated entity), appearing in this Current Report on Form 8-K/A of Spectra Energy Partners, LP dated August 29, 2013.

/s/ Deloitte & Touche LLP

Houston, Texas

August 29, 2013